June 13, 2007

Stephen C. Miller, Esquire
Boulder Growth & Income Fund, Inc.
2344 Spruce Street, Suite A
Boulder, Colorado   80302

Re: **Boulder Growth & Income Fund, Inc. ("Fund")**
         File Numbers: 333-142681; 811-02328

Dear Mr. Miller:

On May 7, 2007, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("40 Act"). The purpose of the registration statement is to register additional shares to be sold in connection with a 2007 transferable rights offerings to existing shareholders.

We have reviewed the registration statement and have set forth our comments below. For your convenience, we generally organize our comments using the headings in the registration statement. All comments, however, should be considered as being applicable to similar disclosure found elsewhere in the registration statement.

General

1.   We understand that a material complaint, not mentioned in this registration statement, has been filed against the Fund. Please include in a pre-effective amendment a discussion of the complaint, its status, and the Fund's response to such complaint, as well as any other additional material changes to the initial registration statement.

2.   We note that the Fund issued definitive proxy materials in April, 2006, which contained information regarding the Fund's then proposed Managed Distribution Policy ("Distribution Policy"). We note further that the registration statement states that "increasing the Fund's assets will provide the Fund flexibility in maintaining the Distribution Policy." The Fund's proxy materials contained significant disclosure regarding the implementation of the Distribution Policy, including information such as

the potential negative tax consequences associated with its implementation, potential duration, potential depletion of capital, and potential advantages and disadvantages to shareholders. For example, the proxy's section titled "Questions and Answer Regarding the Meeting and Proposals" (specifically, Questions 3 through 11) contained extensive information regarding the Distribution Policy. Although the "Risk Factors" section in the prospectus includes a sub-section discussing the Distribution Policy, please expand that sub-section to include that disclosure from the proxy materials in order for a shareholder contemplating the rights offering to have sufficient information in deciding whether to exercise his/her rights.

2.a.   We note that the Fund's annual report, filed on March 7, 2007, describes a "dividend capture" strategy for maintaining the Fund's Distribution Policy. Please add a discussion of this strategy. Please include in this discussion how you reconcile this strategy with its brokerage costs and opportunity costs, with the Fund's stated objective of "total return" through "capital appreciation." Would it be more accurate to state that the Fund's objective is to pay a high distribution increased as necessary to maximize the premium at which shares trade? Finally, please discuss the factors that the Board of Directors considered when approving this strategy.

3.   Please explain whether a 100% over-allotment is consistent with NASD rules.

4.   Please explain whether the Board considered that the foreseeable consequence of tripling the number of Fund shares on the market, i.e., "hammering" the market price, and why it still approved the offering.

5.   Disclose the benefits accruing to third parties from the expected increase in Fund assets.

6.   Add disclosure regarding any previous rights offerings. In addition, please state in your response letter how many shares the Horejsi Affiliates purchased in previous rights offerings.

7.   The section captioned "Purpose of the Offering" states that increasing the Fund's assets will provide the Fund flexibility in maintaining the Fund's Distribution Policy which is not described until much later in the prospectus. Please move the discussion titled "Managed Distribution Policy" to the "Purpose" section and more fully describe the likelihood of asset shrinkage and how the return of capital may negatively impact shareholders.

8.   Please inform the staff of the status of the capital loss carry-forwards. Also, the proxy materials discussed above stated that the Fund anticipated that the Distribution Policy would be limited in duration; please explain whether the Board has considered terminating or suspending the Distribution Policy. If the Board has not considered terminating the Distribution Policy, please explain why not. Please describe the consequences of continuing a 15% Distribution Policy by a fund with a 5-year average annual total return of 5.7%.

9.   Please inform the staff and add disclosure in the "Principal Investment Strategies" section how the Distribution Policy impacts the way the Fund is managed. Please discuss the status of the 19(b) application and the consequences if the Fund does not obtain that order.

Prospectus

10.   In the prospectus cover, add the cross reference required by Item 1.j. of Form N-2 regarding the Fund's speculative or high risk policies. The cross reference should address the Fund's current Distribution Policy and its effect on the Fund's capital.

11.   Please complete the Fee Table in compliance with Item 3 of Form N-2.

12.   Please inform the staff in your response letter how the Fund's objective of long-term capital appreciation coexists with the Fund's Distribution Policy.

13.   In addition to the comments discussed above, please expand the "Managed Distribution Policy" section to disclose the following:

        -Discuss how the Advisers decide to sell investments in order to make payments under the Distribution Policy;

        -Explain why it is not possible to predict when the Fund's capital loss carry-forwards will be exhausted;

        -Explain the effect of a suspension or termination of the Distribution Policy on shareholder dividends;

        -Explain the potential increase of record keeping of common shareholders in the event of a lowered cost basis.

14.   State who is responsible for the payment of the expenses in connection with the rights offering.

15.   Revise the discussion captioned "Use of Proceeds" to state affirmatively that the Fund will invest the net offering proceeds in accordance with the Fund's investment goals and policies.

16.   State how the Distribution Policy is consistent with the Fund's investment goals and policies.

17.   Given that the use of proceeds will essentially be to help the Fund maintain the Distribution Policy, please discuss whether the Board has made a determination that continuation of the Distribution Policy would be in the best interests of the shareholders.

Statement of Additional Information

18.   Revise the statement in the "Use of Proceeds" section to state that the increase in assets resulting in the rights offering "will" be used instead of "may" be used to help the Fund maintain its Distribution Policy.

19.   Please add a discussion on the Managed Distribution Policy in the SAI.

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 under the Securities Act of 1933. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6985.

Sincerely,

Valerie J. Lithotomos
Senior Counsel